Exhibit 99.3



Discussion and Reconciliation of Non-GAAP Financial Measures

March 31, 2018

(Unaudited)

Adjusted Fixed Charge Coverage Adjusted EBITDA divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage, and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDA and Fixed Charges.

Cash Operating Expenses Cash operating expenses represents property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees and the impact of deferred community fee expense.

Cash Rental and Operating Revenues Cash rental and operating revenue represents rental and related revenues, tenant recoveries, resident fees and services and income from DFLs after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees and the impact of deferred community fee income.

Consolidated Debt The carrying amount of bank line of credit and term loans (if applicable), senior unsecured notes, mortgage debt and other debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Direct Financing Lease ("DFL") Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDA and Adjusted EBITDA Earnings before interest, taxes, depreciation and amortization to HCP. Adjusted EBITDA is defined as EBITDA excluding impairments (recoveries), gains or losses from sales of depreciable property, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), losses (gains) upon consolidation and deconsolidation, casualty-related charges (recoveries) and foreign currency remeasurement losses (gains). EBITDA and Adjusted EBITDA include our pro rata share our unconsolidated JVs presented on the same basis. We consider EBITDA and Adjusted EBITDA important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDA and Adjusted EBITDA.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Our pro rata share information is calculated by applying our actual ownership percentage for the period. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fee Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI and FFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. For Cash NOI and FAD, the non-refundable entrance fees are recognized upon receipt, net of a reserve for statutory refunds due to early terminations. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of



other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) held from our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds Available for Distribution ("FAD") FAD is defined as FFO as adjusted after excluding the impact of the following: (i) amortization of deferred compensation expense, (ii) amortization of deferred financing costs, net, (iii) straight-line rents, (iv) amortization of acquired market lease intangibles, net, (v) non-cash interest related to DFLs and lease incentive amortization (reduction of straight-line rents), and (vi) deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, FAD: (i) is computed after deducting recurring capital expenditures, including leasing costs and second generation tenant and capital improvements, and (ii) includes lease restructure payments and adjustments to compute our share of FAD from our unconsolidated joint ventures and those related to CCRC non-refundable entrance fees. Certain prior period amounts in the "Non-GAAP Financial Measures Reconciliation" below for FAD have been reclassified to conform to the current period presentation. More specifically, recurring capital expenditures, including leasing costs and second generation tenant and capital improvements ("FAD capital expenditures") excludes our share from unconsolidated joint ventures (currently reported in "other FAD adjustments"). Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of FAD for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our FAD to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods (see FFO above for further disclosure regarding our use of pro-rata share information and its limitations). Other REITs or real estate companies may use different methodologies for calculating FAD, and accordingly, our FAD may not be comparable to those reported by other REITs. Although our FAD computation may not be comparable to that of other REITs, management believes FAD provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. We believe FAD is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITS more meaningful. FAD does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, (iv) severance-related expenses and (v) actual cash receipts from interest income recognized on loans receivable (in contrast to our FAD adjustment to exclude non-cash interest and depreciation related to our investments in direct financing leases). Furthermore, FAD is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. FAD is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP.

Funds From Operations ("FFO"), FFO as adjusted and Comparable FFO as adjusted We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other depreciation and amortization, and adjustments to compute our share of FFO and FFO as adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro-rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro-rata presentations of reconciling items included in FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions



of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro-rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro-rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro-rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro-rata financial information as a supplement.

FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute FFO in accordance with the current NAREIT definition; however, other REITs may report FFO differently or have a different interpretation of the current NAREIT definition from ours.

In addition, we present FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, impairments (recoveries) of non-depreciable assets, severance and related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), foreign currency remeasurement losses (gains) and changes in tax legislation ("FFO as adjusted"). Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Management believes that FFO as adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors and other interested parties in the evaluation of our performance as a REIT. At the same time that NAREIT created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the NAREIT defined measure of FFO. FFO as adjusted is used by management in analyzing our business and the performance of our properties, and we believe it is important that stockholders, potential investors and financial analysts understand this measure used by management. We use FFO as adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as adjusted may not be comparable to those reported by other REITs.

HCP's Share of Unconsolidated JVs HCP's pro rata share information is prepared on a basis consistent with the comparable consolidated amounts by applying our actual ownership percentage for the period, and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization; and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, less the value attributable to refundable Entrance Fee liabilities. Investment and Portfolio Investment exclude land held for development.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents as reporting in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDA Net Debt divided by Adjusted EBITDA is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income from Continuing Operations ("NOI") and Cash NOI NOI and Adjusted NOI are non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as rental and related revenues, including tenant recoveries, resident fees and services, and income from DFLs, less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss)Management believes NOI provides relevant and useful information because it reflects only income and operating expense items that are incurred at the property level and presents them on an unleveraged basis. Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, and the impact of deferred community fee income and expense. The adjustments to NOI and resulting Adjusted NOI for SHOP have been recast for prior periods presented to conform to the current period presentation, which excludes the impact



of deferred community fee income and expense, resulting in recognition as cash is received and expenses are paid. Adjusted NOI is oftentimes referred to as "Cash NOI." During the fourth quarter of 2017, as a result of a change in how operating results are reported to our chief operating decision makers for the purpose of evaluating performance and allocating resources, we began excluding unconsolidated joint ventures from the evaluation of our segments' operating results. Unconsolidated joint ventures are now reflected in other non-reportable segments, and as a result, excluded from NOI and Adjusted NOI. Prior period NOI and Adjusted NOI have also been recast to conform to current period presentation, which excludes unconsolidated joint ventures. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our same property portfolio ("SPP"), as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI. NOI should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items. Further, our definition of NOI may not be comparable to the definition used by other REITs or real estate companies, as they may use different methodologies for calculating NOI.

Operating expenses generally relate to leased medical office and life science properties and SHOP facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Portfolio Income Cash NOI plus interest income plus our pro rata share of Cash NOI from our unconsolidated JVs.

Rental and Operating Revenues Includes rental related revenues, tenant recoveries, resident fees and services and income from DFLs.

Revenue Per Occupied Room ("REVPOR") SHOP The 3-month average Rental and Operating Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, and assets that experienced a casualty event that significantly impacted operations. REVPOR SHOP is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our SHOP assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our SHOP assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same Property Portfolio SPP NOI and Adjusted (Cash) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. SPP NOI excludes certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis.

Properties are included in SPP once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a transition from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from SPP when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations or changes its reporting structure (such as triple-net to SHOP).

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments Our portfolio is comprised of investments in the following healthcare segments: (i) senior housing triple-net, (ii) senior housing operating portfolio ("SHOP"), (iii) life science (iv) medical office and (v) other non-reportable segments ("Other").



In thousands, except for per share data

Funds From Operations

	Three Months Ended March 31,	
	2018	2017
Net income (loss) applicable to common shares	$ 39,841	$ 460,375
Real estate related depreciation and amortization	143,250	136,554
Real estate related depreciation and amortization on unconsolidated joint ventures	17,388	15,039
Real estate related depreciation and amortization on noncontrolling interests and other	(2,543)	(3,972)
Other depreciation and amortization	1,296	3,010
Loss (gain) on sales of real estate, net	(20,815)	(317,258)
Loss (gain) upon consolidation of real estate, net[1]	41,017	—
Taxes associated with real estate dispositions[2]	—	(5,499)
FFO applicable to common shares	219,434	288,249
Distributions on dilutive convertible units	—	2,803
Diluted FFO applicable to common shares	$ 219,434	$ 291,052
Weighted average shares outstanding - diluted FFO	469,695	475,173
Impact of adjustments to FFO:		
Transaction-related items	$ 1,942	$ 1,057
Other impairments (recoveries), net[3]	(3,298)	(50,895)
Severance and related charges[4]	8,738	—
Litigation costs	406	1,838
Foreign currency remeasurement losses (gains)	130	(77)
Total adjustments	7,918	(48,077)
FFO as adjusted applicable to common shares	227,352	240,172
Distributions on dilutive convertible units and other	1,711	2,877
Diluted FFO as adjusted applicable to common shares	$ 229,063	$ 243,049
Weighted average shares outstanding - diluted FFO as adjusted	474,363	475,173
Diluted earnings per common share	$ 0.08	$ 0.97
Depreciation and amortization	0.34	0.32
Loss (gain) on sales of real estate, net	(0.04)	(0.67)
Loss (gain) upon consolidation of real estate, net[1]	0.09	—
Taxes associated with real estate dispositions[2]	—	(0.01)
Diluted FFO per common share	$ 0.47	$ 0.61
Other impairments (recoveries), net[3]	(0.01)	(0.10)
Severance and related charges[4]	0.02	—
Diluted FFO as adjusted per common share	$ 0.48	$ 0.51



In thousands

Funds Available for Distribution

	Three Months Ended March 31,	
	2018	**2017**
FFO as adjusted applicable to common shares	$ 227,352	$ 240,172
Amortization of deferred compensation[5]	3,420	3,765
Amortization of deferred financing costs	3,336	3,858
Straight-line rents	(10,686)	(7,396)
FAD capital expenditures[6]	(19,118)	(22,077)
Lease restructure payments	299	540
CCRC entrance fees[7]	3,027	3,649
Deferred income taxes	(2,140)	(2,374)
Other FAD adjustments	(3,754)	(1,582)
FAD applicable to common shares	201,736	218,555
Distributions on dilutive convertible units	—	2,803
Diluted FAD applicable to common shares	**$ 201,736**	**$ 221,358**

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(1)   For the three months ended March 31, 2018, represents the loss on consolidation of seven U.K. care homes.

(2)   For the three months ended March 31, 2017, represents income tax benefit associated with the disposition of real estate assets in our RIDEA II transaction.

(3)   For the three months ended March 31, 2018, represents the impairment recovery upon sale of our Tandem Health Care mezzanine loan ("Tandem Mezzanine Loan") in March 2018. For the three months ended March 31, 2017, represents the impairment recovery upon the sale of our Four Seasons Health Care senior notes in the first quarter of 2017.

(4)   For the three months ended March 31, 2018, relates to the departure of our former Executive Chairman, including $6 million of cash severance and $3 million of equity award vestings.

(5)   Excludes $3 million related to the acceleration of deferred compensation for restricted stock units that vested upon the departure of our former Executive Chairman, which is included in severance and related charges for the three months ended March 31, 2018.

(6)   Excludes our share of recurring capital expenditures, leasing costs, and tenant and capital improvements from unconsolidated joint ventures (reported in "Other FAD adjustments").

(7)   Represents our 49% share of non-refundable entrance fees as the fees are collected by our CCRC JV, net of reserves and CCRC JV entrance fee amortization.



In thousands

HCP's Share of Unconsolidated Joint Venture FFO and FAD

	Total		CCRC JV		RIDEA II JV		Other SHOP JVs		Life Science		Medical Office		Remaining	
Three Months Ended March 31, 2018															
Equity income (loss) from unconsolidated joint ventures (net income)	$	570	$	(2,133)	$	1,949	$	62	$	313	$	197	$	182
Real estate related depreciation and amortization		17,388		11,373		4,068		942		717		194		94
FFO	$	17,958	$	9,240	$	6,017	$	1,004	$	1,030	$	391	$	276
FAD adjustments		214		1,142		(886)		9		(40)		(21)		10
FAD	$	18,172	$	10,382	$	5,131	$	1,013	$	990	$	370	$	286



Reconciliations

In thousands, except for per share data

Projected Future Operations[1]

	Full Year 2018			
		Low		High
Diluted earnings per common share	$	0.79	$	0.85
Real estate related depreciation and amortization		1.05		1.05
Real estate related depreciation and amortization on unconsolidated joint ventures		0.12		0.12
Real estate related depreciation and amortization on noncontrolling interests and other		(0.01)		(0.01)
Other depreciation and amortization		0.01		0.01
Loss (gain) on sales of real estate, net		(0.23)		(0.23)
Diluted FFO per common share	$	1.73	$	1.79
Transaction-related items		0.02		0.02
Severance and related charges[2]		0.02		0.02
Diluted FFO as adjusted per common share	$	1.77	$	1.83

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(1)   The foregoing projections reflect management's view as of May 3, 2018 of current and future market conditions, including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended March 31, 2018 that was issued on May 3, 2018. However, these projections do not reflect the impact of unannounced future transactions, except as described herein, other impairments or recoveries, the future bankruptcy or insolvency of our operators, lessees, borrowers or other obligors, the effect of any future restructuring of our contractual relationships with such entities, gains or losses on marketable securities, ineffectiveness related to our cash flow hedges, or larger than expected litigation settlements and related expenses related to existing or future litigation matters. Our actual results may differ materially from the projections set forth above. The aforementioned ranges represent management's best estimates based upon the underlying assumptions as of May 3, 2018. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

(2)   Related to the previously announced departure of our former Executive Chairman, effective March 1, 2018.

HCP's Share of Unconsolidated Joint Venture FFO and Cash NOI

	Full Year 2018			
		Low		High
Equity income (loss) from unconsolidated joint ventures (net income)	$	(4,000)	$	2,000
Real estate related depreciation and amortization		59,000		61,000
FFO	$	55,000	$	63,000
Adjustments to FFO[1]		7,000		7,000
NOI	$	62,000	$	70,000
Non-cash adjustments to NOI[2]		14,000		14,000
Cash NOI	$	76,000	$	84,000

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(1)   Includes interest expense and general and administrative expense.

(2)   Includes our 49% share of non-refundable entrance fees as the fees are collected by our CCRC JV, net of reserves and CCRC JV entrance fee amortization.



In millions

Projected SPP Cash NOI[1][2]

For the projected full year 2018 (low)

	Senior Housing Triple-Net	SHOP	Life Science	Medical Office	Other	Total
Cash NOI	$ 264	$ 140	$ 294	$ 310	$ 106	$ 1,114
Interest income	—	—	—	—	10	10
Cash NOI plus interest income	264	140	294	310	117	1,124
Interest income	—	—	—	—	(10)	(10)
Non-cash adjustments to cash NOI[3]	(1)	5	8	3	6	22
NOI	264	145	302	313	112	1,136
Non-SPP NOI	(24)	(40)	(67)	(44)	(32)	(207)
SPP NOI	240	105	235	269	81	929
Adjustments to SPP NOI[3]	4	(1)	3	—	(3)	3
SPP Cash NOI	$ 244	$ 104	$ 238	$ 268	$ 78	932
Addback adjustments[4]						204
Other income and expenses[5]						117
Costs and expenses[6]						(869)
Net Income						$ 384

For the projected full year 2018 (high)

	Senior Housing Triple-Net	SHOP	Life Science	Medical Office	Other	Total
Cash NOI	$ 268	$ 147	$ 297	$ 312	$ 107	$ 1,132
Interest income	—	—	—	—	12	12
Cash NOI plus interest income	268	147	297	312	119	1,144
Interest income	—	—	—	—	(12)	(12)
Non-cash adjustments to cash NOI[3]	(1)	4	9	3	6	21
NOI	267	150	305	316	113	1,153
Non-SPP NOI	(25)	(42)	(68)	(44)	(32)	(211)
SPP NOI	242	108	237	272	81	942
Adjustments to SPP NOI[3]	4	—	3	(1)	(3)	4
SPP Cash NOI	$ 246	$ 108	$ 241	$ 271	$ 79	946
Addback adjustments[4]						207
Other income and expenses[5]						124
Costs and expenses[6]						(864)
Net Income						$ 413



In millions

For the year ended December 31, 2017

	Senior Housing Triple-Net	SHOP	Life Science	Medical Office	Other	Total
Cash NOI	$ 327	$ 162	$ 276	$ 291	$ 108	$ 1,164
Interest income	—	—	—	—	56	56
Cash NOI plus interest income	327	162	276	291	164	1,221
Interest income	—	—	—	—	(56)	(56)
Non-cash adjustments to cash NOI[3]	(17)	(33)	5	3	4	(38)
NOI	310	129	281	294	112	1,126
Non-SPP NOI	(73)	(38)	(45)	(29)	(33)	(218)
SPP NOI	236	91	236	265	79	908
Adjustments to SPP NOI[3]	6	18	2	(1)	(2)	22
SPP Cash NOI	$ 242	$ 108	$ 238	$ 264	$ 78	930
Addback adjustments[4]						196
Other income and expenses[5]						456
Costs and expenses[6]						(993)
Other impairments (recoveries), net						(166)
Net Income						$ 423

Projected SPP Cash NOI change for the full year 2018

	Senior Housing Triple-Net	SHOP	Life Science	Medical Office	Other	Total
Low	0.50%	(4.00%)	0.25%	1.75%	0.50%	0.25%
High	1.50%	0.00%	1.25%	2.75%	1.50%	1.75%

(1) The foregoing projections reflect management's view as of May 3, 2018 of current and future market conditions, including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended March 31, 2018 that was issued on May 3, 2018. However, these projections do not reflect the impact of unannounced future transactions, except as described herein, other impairments or recoveries, the future bankruptcy or insolvency of our operators, lessees, borrowers or other obligors, the effect of any future restructuring of our contractual relationships with such entities, gains or losses on marketable securities, ineffectiveness related to our cash flow hedges, or larger than expected litigation settlements and related expenses related to existing or future litigation matters. Our actual results may differ materially from the projections set forth above. The aforementioned ranges represent management's best estimates based upon the underlying assumptions as of May 3, 2018. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

(2) Does not foot due to rounding and adjustments made to SPP to the high and low ranges reported by segment.

(3) Represents straight-line rents, DFL non-cash interest, amortization of market lease intangibles, net, the deferral of community fees, net of amortization, management contract termination expense and lease termination fees.

(4) Represents non-SPP NOI and adjustments to SPP NOI.

(5) Represents interest income, gain on sales of real estate, net, other income (expense), net, income taxes and equity income (loss) from unconsolidated joint ventures.

(6) Represents interest expense, depreciation and amortization, general and administrative expenses, transaction costs, and loss on debt extinguishments.



In thousands

Enterprise Gross Assets and Portfolio Investment

	March 31, 2018						
	Senior Housing Triple-net	**SHOP**	**Life Science**	**Medical Office**	**Other**	**Corporate Non-segment**	**Total**
Consolidated total assets	$ 3,056,664	$2,132,039	$ 3,846,881	$ 3,124,738	$1,890,603	$ 16,646	$14,067,571
Investments in and advances to unconsolidated JVs	—	—	—	—	(863,775)	—	(863,775)
Accumulated depreciation and amortization	743,409	496,151	791,895	1,034,005	221,227	172	3,286,859
Consolidated Gross Assets	$ 3,800,073	$2,628,190	$ 4,638,776	$ 4,158,743	$1,248,055	$ 16,818	$16,490,655
HCP's share of unconsolidated JV gross assets	—	—	—	—	1,632,821	—	1,632,821
Enterprise Gross Assets	$ 3,800,073	$2,628,190	$ 4,638,776	$ 4,158,743	$2,880,876	$ 16,818	$18,123,476
Land held for development	—	—	(205,380)	(946)	(3,643)	—	(209,969)
Fully depreciated real estate and intangibles	63,571	23,356	329,712	345,537	9,638	—	771,814
Non-real estate related assets[1]	(245,418)	(50,099)	(199,807)	(160,653)	(331,218)	(16,818)	(1,004,013)
Real estate intangible liabilities	(45,227)	(1,003)	(111,292)	(67,111)	(25,513)	—	(250,146)
Portfolio Investment	$ 3,572,999	$2,600,444	$ 4,452,009	$ 4,275,570	$2,530,140	$ —	$17,431,162
Investment by Type:							
Wholly-owned	$ 3,572,999	$2,600,444	$ 4,452,009	$ 4,275,570	$1,154,656	$ —	$16,055,678
HCP's share of unconsolidated JVs	—	—	—	—	1,375,484	—	1,375,484
Portfolio Investment	$ 3,572,999	$2,600,444	$ 4,452,009	$ 4,275,570	$2,530,140	$ —	$17,431,162

---

(1)   Includes straight-line rent receivables, net of reserves; lease commissions, net of accumulated amortization; cash and restricted cash; the value attributable to refundable entrance fee liabilities for our CCRC JV and other assets.



In thousands

Rental and Operating Revenue

	Three Months Ended				
	March 31, 2017[1]	June 30, 2017[1]	September 30, 2017[1]	December 31, 2017[1]	March 31, 2018
Senior housing triple-net	$ 100,034	$ 78,079	$ 77,220	$ 58,214	$ 74,289
SHOP	140,228	125,416	126,040	133,789	144,670
Life science	85,321	86,730	90,174	96,592	99,622
Medical office	118,371	119,164	119,847	120,077	123,935
Other	29,883	28,670	28,968	29,324	30,316
Rental and operating revenue	$ 473,837	$ 438,059	$ 442,249	$ 437,996	$ 472,832
Senior housing triple-net	(1,833)	(419)	(613)	19,930	(1,878)
SHOP	10	111	239	(1,071)	(2,352)
Life science	(326)	(142)	(805)	(3,325)	(3,770)
Medical office	(1,646)	(1,479)	(1,293)	(1,368)	(1,989)
Other	(1,012)	(864)	(1,283)	(1,284)	(1,392)
Non-cash adjustments to rental and operating revenues	$ (4,807)	$ (2,793)	$ (3,755)	$ 12,882	$ (11,381)
Senior housing triple-net	98,201	77,660	76,607	78,144	72,411
SHOP	140,238	125,527	126,279	132,718	142,318
Life science	84,995	86,588	89,369	93,267	95,852
Medical office	116,725	117,685	118,554	118,709	121,946
Other	28,871	27,806	27,685	28,040	28,924
Cash rental and operating revenues	$ 469,030	$ 435,266	$ 438,494	$ 450,878	$ 461,451
Senior housing triple-net	(27,198)	(4,244)	(3,698)	(1,984)	(1,056)
SHOP	(31,431)	(18,154)	(19,788)	(26,154)	(34,000)
Life science	(10,742)	(10,115)	(12,074)	(16,012)	(20,351)
Medical office	(14,745)	(14,289)	(14,096)	(14,799)	(18,286)
Other	(265)	618	459	356	(13)
Non-SPP cash rental and operating revenues	$ (84,381)	$ (46,184)	$ (49,197)	$ (58,593)	$ (73,706)
Senior housing triple-net	71,003	73,416	72,909	76,160	71,355
SHOP	108,807	107,373	106,491	106,564	108,318
Life science	74,253	76,473	77,295	77,255	75,501
Medical office	101,980	103,396	104,458	103,910	103,660
Other	28,606	28,424	28,144	28,396	28,911
Cash rental and operating revenues - SPP	$ 384,649	$ 389,082	$ 389,297	$ 392,285	$ 387,745

(1) During the fourth quarter of 2017, as a result of a change in how operating results are reported to the chief operating decision maker, for the purpose of evaluating performance and allocating resources, we began to exclude unconsolidated joint ventures from our evaluation of our segments' operating results. Prior periods have been recast to conform to current period presentation to exclude HCP's share of unconsolidated JVs.



In thousands

Operating Expenses

	Three Months Ended				
	March 31, 2017[1]	June 30, 2017[1]	September 30, 2017[1]	December 31, 2017[1]	March 31, 2018
Senior housing triple-net	$ 1,111	$ 882	$ 934	$ 892	$ 1,045
SHOP	94,539	85,866	86,821	129,265	101,746
Life science	17,319	18,744	19,960	21,977	21,809
Medical office	44,864	46,581	46,486	45,266	46,696
Other	1,248	1,090	1,137	1,269	1,256
Operating expenses	$ 159,081	$ 153,163	$ 155,338	$ 198,669	$ 172,552
Senior housing triple-net	6	(13)	(13)	(13)	(13)
SHOP	320	99	274	(34,632)	(745)
Life science	(21)	(19)	(19)	(19)	(19)
Medical office	(685)	(715)	(715)	(720)	(918)
Other	—	—	—	—	—
Non-cash adjustments to operating expenses	$ (380)	$ (648)	$ (473)	$ (35,384)	$ (1,695)
Senior housing triple-net	1,117	869	921	879	1,032
SHOP	94,859	85,965	87,095	94,633	101,001
Life science	17,298	18,725	19,941	21,958	21,790
Medical office	44,179	45,866	45,771	44,546	45,778
Other	1,248	1,090	1,137	1,269	1,256
Cash operating expenses	$ 158,701	$ 152,515	$ 154,865	$ 163,285	$ 170,857
Senior housing triple-net	(1,002)	(755)	(764)	(761)	(899)
SHOP	(23,476)	(13,425)	(15,230)	(21,440)	(27,729)
Life science	(2,894)	(2,835)	(3,290)	(5,238)	(6,381)
Medical office	(7,559)	(7,905)	(7,415)	(7,477)	(8,506)
Other	(43)	(43)	(43)	(43)	(80)
Non-SPP operating expenses	$ (34,974)	$ (24,963)	$ (26,742)	$ (34,959)	$ (43,595)
Senior housing triple-net	115	114	157	118	133
SHOP	71,383	72,540	71,865	73,193	73,272
Life science	14,404	15,890	16,651	16,720	15,409
Medical office	36,620	37,961	38,356	37,069	37,272
Other	1,205	1,047	1,094	1,226	1,176
Cash operating expenses - SPP	$ 123,727	$ 127,552	$ 128,123	$ 128,326	$ 127,262

(1)   During the fourth quarter of 2017, as a result of a change in how operating results are reported to the chief operating decision maker, for the purpose of evaluating performance and allocating resources, we began to exclude unconsolidated joint ventures from our evaluation of our segments' operating results. Prior periods have been recast to conform to current period presentation to exclude HCP's share of unconsolidated JVs.



In thousands

EBITDA and Adjusted EBITDA

		Three Months Ended March 31, 2018
Net income	$	43,237
Interest expense		75,102
Income tax expense (benefit)		(5,336)
Depreciation and amortization		143,250
Other depreciation and amortization		1,296
HCP's share of unconsolidated JVs:		
Interest expense		1,714
Income tax expense (benefit)		33
Depreciation and amortization		17,388
Other JV adjustments		(295)
EBITDA	$	276,389
Loss (gain) on sales of real estate, net		(20,815)
Loss (gain) upon consolidation, net		41,017
Transaction-related items		1,942
Other impairments (recoveries), net		(3,298)
Severance and related charges		8,738
Litigation costs (recoveries)		406
Foreign currency remeasurement losses (gains)		130
Adjusted EBITDA	$	304,509

Adjusted Fixed Charge Coverage

		Three Months Ended March 31, 2018
Interest expense	$	75,102
HCP's share of unconsolidated JV interest expense		1,714
Capitalized interest		3,578
Fixed Charges	$	80,394
Adjusted Fixed Charge Coverage		3.8x



In thousands

Enterprise Debt and Net Debt

		March 31, 2018
Bank line of credit[1]	$	1,092,357
Term loan[2]		236,878
Senior unsecured notes		6,398,976
Mortgage debt		143,524
Other debt		93,856
Consolidated Debt	$	7,965,591
HCP's share of unconsolidated JV mortgage debt		173,586
HCP's share of unconsolidated JV other debt		177,423
Enterprise Debt	$	8,316,600
Cash and cash equivalents		(86,021)
HCP's share of unconsolidated JV cash and cash equivalents		(37,974)
Net Debt	$	8,192,605

_____

(1)   Includes £105 million translated into USD.

(2)   Represents £169 million translated into USD.

Financial Leverage

		March 31, 2018
Enterprise Debt	$	8,316,600
Enterprise Gross Assets		18,123,476
Financial Leverage		45.9%

Secured Debt Ratio

		March 31, 2018
Mortgage debt	$	143,524
HCP's share of unconsolidated JV mortgage debt		173,586
Enterprise Secured Debt	$	317,110
Enterprise Gross Assets		18,123,476
Secured Debt Ratio		1.7%

Net Debt to Adjusted EBITDA

		Three Months Ended March 31, 2018
Net Debt	$	8,192,605
Adjusted EBITDA[1]		1,218,036
Net Debt to Adjusted EBITDA		6.7x

_____

(1)   Represents the current quarter Adjusted EBITDA multiplied by a factor of four.



In thousands

Segment Cash NOI, Portfolio Income and SPP

Total Consolidated

		Three Months Ended								
		March 31, 2017[1]		June 30, 2017[1]		September 30, 2017[1]		December 31, 2017[1]		March 31, 2018
Net Income (loss)	$	464,177	$	22,101	$	(5,720)	$	(57,924)	$	43,237
Interest income		(18,331)		(20,869)		(11,774)		(5,263)		(6,365)
Interest expense		86,718		77,788		71,328		71,882		75,102
Depreciation and amortization		136,554		130,751		130,588		136,833		143,250
General and administrative		22,478		21,286		23,523		21,485		29,175
Transaction costs		1,057		867		580		5,459		2,195
Loss (gain) on sales of real estate, net		(317,258)		(412)		(5,182)		(33,789)		(20,815)
Impairments (recoveries), net		—		56,682		25,328		84,374		—
Other expense (income), net		(51,208)		(71)		10,556		9,303		40,407
Loss on debt extinguishments		—		—		54,227		—		—
Income tax expense (benefit)		(6,162)		(2,987)		(5,481)		13,297		(5,336)
Equity loss (income) from unconsolidated JVs		(3,269)		(240)		(1,062)		(6,330)		(570)
NOI	$	314,756	$	284,896	$	286,911	$	239,327	$	300,280
Adjustment to NOI		(4,427)		(2,144)		(3,282)		48,264		(9,686)
Cash NOI	$	310,329	$	282,752	$	283,629	$	287,591	$	290,594
Interest income		18,331		20,869		11,774		5,263		6,365
HCP's share of unconsolidated JVs		19,152		18,204		19,253		19,331		21,737
Portfolio Income	$	347,812	$	321,825	$	314,656	$	312,185	$	318,696
Interest income		(18,331)		(20,869)		(11,774)		(5,263)		(6,365)
HCP's share of unconsolidated JVs		(19,152)		(18,204)		(19,253)		(19,331)		(21,737)
Adjustment to NOI		4,427		2,144		3,282		(48,264)		9,686
FX adjustment - GAAP SPP		935		693		515		403		—
Non-SPP NOI		(53,867)		(25,526)		(27,090)		(41,824)		(36,492)
SPP NOI	$	261,824	$	260,063	$	260,336	$	197,906	$	263,788
Non-cash adjustment to SPP NOI		(1,743)		836		367		65,684		(3,305)
FX adjustment - Cash SPP		841		631		471		369		—
SPP Cash NOI	$	260,922	$	261,530	$	261,174	$	263,959	$	260,483



In thousands

Senior Housing Triple-Net

		Three Months Ended								
		March 31, 2017		June 30, 2017		September 30, 2017		December 31, 2017		March 31, 2018
Net Income (loss)	$	340,349	$	50,817	$	50,093	$	37,299	$	50,738
Interest expense		627		631		640		620		600
Depreciation and amortization		26,411		25,519		25,547		26,343		21,906
Loss (gain) on sales of real estate, net		(268,464)		230		6		(6,940)		—
NOI	$	98,923	$	77,197	$	76,286	$	57,322	$	73,244
Adjustment to NOI		(1,839)		(406)		(600)		19,943		(1,865)
Cash NOI	$	97,084	$	76,791	$	75,686	$	77,265	$	71,379
Interest income		—		—		—		—		—
HCP's share of unconsolidated JVs		—		—		—		—		—
Portfolio Income		97,084		76,791		75,686		77,265		71,379
Interest income		—		—		—		—		—
HCP's share of unconsolidated JVs		—		—		—		—		—
Adjustment to NOI		1,839		406		600		(19,943)		1,865
Non-SPP NOI		(28,829)		(5,798)		(5,172)		(15,705)		(173)
SPP NOI	$	70,094	$	71,399	$	71,114	$	41,617	$	73,071
Non-cash adjustment to SPP NOI		794		1,903		1,638		34,425		(1,849)
SPP Cash NOI	$	70,888	$	73,302	$	72,752	$	76,042	$	71,222

SHOP

		Three Months Ended								
		March 31, 2017[1]		June 30, 2017[1]		September 30, 2017[1]		December 31, 2017[1]		March 31, 2018
Net Income (loss)	$	15,101	$	13,737	$	18,582	$	(6,597)	$	35,123
Interest expense		4,596		1,166		933		970		988
Depreciation and amortization		26,358		24,415		24,884		27,505		27,628
Loss (gain) on sales of real estate, net		(366)		232		(5,180)		(17,354)		(20,815)
NOI	$	45,689	$	39,550	$	39,219	$	4,524	$	42,924
Adjustment to NOI		(310)		12		(35)		33,560		(1,607)
Cash NOI	$	45,379	$	39,562	$	39,184	$	38,084	$	41,317
Interest income		—		—		—		—		—
HCP's share of unconsolidated JVs		—		—		—		—		—
Portfolio Income		45,379		39,562		39,184		38,084		41,317
Interest income		—		—		—		—		—
HCP's share of unconsolidated JVs		—		—		—		—		—
Adjustment to NOI		310		(12)		35		(33,560)		1,607
Non-SPP NOI		(7,974)		(4,737)		(4,595)		(5,309)		(8,271)
SPP NOI	$	37,715	$	34,813	$	34,624	$	(785)	$	34,653
Non-cash adjustment to SPP NOI		(291)		20		2		34,156		393
SPP Cash NOI	$	37,424	$	34,833	$	34,626	$	33,371	$	35,046



Reconciliations

In thousands

Life Science

	Three Months Ended				
	March 31, 2017[1]	June 30, 2017[1]	September 30, 2017[1]	December 31, 2017[1]	March 31, 2018
Net Income (loss)	$ 78,740	$ 38,166	$ 39,284	$ 50,816	$ 41,650
Interest expense	104	96	87	85	83
Depreciation and amortization	33,791	31,004	30,851	33,215	36,080
Loss (gain) on sales of real estate, net	(44,633)	(1,280)	(8)	(9,501)	—
NOI	$ 68,002	$ 67,986	$ 70,214	$ 74,615	$ 77,813
Adjustment to NOI	(305)	(123)	(786)	(3,307)	(3,751)
Cash NOI	$ 67,697	$ 67,863	$ 69,428	$ 71,308	$ 74,062
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Portfolio Income	67,697	67,863	69,428	71,308	74,062
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Adjustment to NOI	305	123	786	3,307	3,751
Non-SPP NOI	(8,532)	(8,216)	(10,242)	(13,065)	(17,657)
SPP NOI	$ 59,470	$ 59,770	$ 59,972	$ 61,550	$ 60,156
Non-cash adjustment to SPP NOI	379	813	672	(1,015)	(64)
SPP Cash NOI	$ 59,849	$ 60,583	$ 60,644	$ 60,535	$ 60,092

Medical Office

	Three Months Ended				
	March 31, 2017[1]	June 30, 2017[1]	September 30, 2017[1]	December 31, 2017[1]	March 31, 2018
Net Income (loss)	$ 30,649	$ 29,562	$ 31,188	$ 32,147	$ 31,600
Interest expense	129	127	126	124	120
Depreciation and amortization	42,729	42,488	42,047	42,534	45,519
Loss (gain) on sales of real estate, net	—	406	—	6	—
NOI	$ 73,507	$ 72,583	$ 73,361	$ 74,811	$ 77,239
Adjustment to NOI	(961)	(763)	(578)	(648)	(1,071)
Cash NOI	$ 72,546	$ 71,820	$ 72,783	$ 74,163	$ 76,168
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Portfolio Income	72,546	71,820	72,783	74,163	76,168
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Adjustment to NOI	961	763	578	648	1,071
Non-SPP NOI	(7,469)	(6,807)	(7,113)	(7,775)	(10,458)
SPP NOI	$ 66,038	$ 65,776	$ 66,248	$ 67,036	$ 66,781
Non-cash adjustment to SPP NOI	(678)	(341)	(146)	(195)	(393)
SPP Cash NOI	$ 65,360	$ 65,435	$ 66,102	$ 66,841	$ 66,388



In thousands

Other

	Three Months Ended				
	March 31, 2017[1]	June 30, 2017[1]	September 30, 2017[1]	December 31, 2017[1]	March 31, 2018
Net Income (loss)	$ 95,663	$ (16,499)	$ 7,462	$ (52,650)	$ (17,417)
Interest income	(18,331)	(20,869)	(11,774)	(5,263)	(6,365)
Interest expense	1,997	1,181	618	688	728
Depreciation and amortization	7,265	7,325	7,259	7,236	12,117
Impairments (recoveries), net	—	56,682	25,328	84,374	—
Loss (gain) on sales of real estate, net	(3,795)	—	—	—	—
Other expense (income), net	(50,895)	—	—	—	40,567
Equity loss (income) from unconsolidated JVs	(3,269)	(240)	(1,062)	(6,330)	(570)
NOI	$ 28,635	$ 27,580	$ 27,831	$ 28,055	$ 29,060
Adjustment to NOI	(1,012)	(864)	(1,283)	(1,284)	(1,392)
Cash NOI	$ 27,623	$ 26,716	$ 26,548	$ 26,771	$ 27,668
Interest income	18,331	20,869	11,774	5,263	6,365
HCP's share of unconsolidated JVs	19,152	18,204	19,253	19,331	21,737
Portfolio Income	$ 65,106	$ 65,789	$ 57,575	$ 51,365	$ 55,770
Interest income	(18,331)	(20,869)	(11,774)	(5,263)	(6,365)
HCP's share of unconsolidated JVs	(19,152)	(18,204)	(19,253)	(19,331)	(21,737)
Adjustment to NOI	1,012	864	1,283	1,284	1,392
FX adjustment - GAAP SPP	935	693	515	403	—
Non-SPP NOI	(1,063)	32	32	30	67
SPP NOI	$ 28,507	$ 28,305	$ 28,378	$ 28,488	$ 29,127
Non-cash adjustment to SPP NOI	(1,947)	(1,559)	(1,799)	(1,687)	(1,392)
FX adjustment - Cash SPP	841	631	471	369	—
SPP Cash NOI	$ 27,401	$ 27,377	$ 27,050	$ 27,170	$ 27,735

Corporate Non-Segment

	Three Months Ended				
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
Net Income (loss)	$ (96,325)	$ (93,682)	$ (152,329)	$ (118,939)	$ (98,457)
Interest expense	79,265	74,587	68,924	69,395	72,583
General and administrative	22,478	21,286	23,523	21,485	29,175
Transaction costs	1,057	867	580	5,459	2,195
Other expense (income), net	(313)	(71)	10,556	9,303	(160)
Loss on debt extinguishments	—	—	54,227	—	—
Income tax expense (benefit)	(6,162)	(2,987)	(5,481)	13,297	(5,336)
NOI	$ —	$ —	$ —	$ —	$ —

(1) During the fourth quarter of 2017, as a result of a change in how operating results are reported to the chief operating decision maker, for the purpose of evaluating performance and allocating resources, we began to exclude unconsolidated joint ventures from our evaluation of our segments' operating results. Prior period NOI, Cash NOI, Cash NOI plus interest income, SPP NOI, and SPP Cash NOI have been recast to conform to current period presentation, which excludes unconsolidated joint ventures.



In thousands

Pro forma Portfolio Income

	Three Months Ended March 31, 2018					
	Senior Housing Triple-net	SHOP	Life Science	Medical Office	Other	Total
Portfolio Income[1]	$ 71,379	$ 41,317	$ 74,062	$ 76,168	$ 55,770	$ 318,695
Pro forma Adjustments:						
Asset sales and triple-net transitions to SHOP[2]	(12,828)	(6,197)	—	—	—	(19,025)
Other pro forma adjustments[3]	—	—	(5,312)	—	(17,236)	(22,548)
Pro forma Portfolio Income	$ 58,551	$ 35,120	$ 68,750	$ 76,168	$ 38,534	$ 277,123

(1) See page 17 of this document for a reconciliation of Portfolio Income to capitalize net income.

(2) Includes pro forma adjustments to reflect asset sales and asset transitions from senior housing triple-net to SHOP in connection with the master transactions and cooperation agreement with Brookdale and certain other previously announced sales.

(3) Includes pro forma adjustments to reflect the sale of our remaining 40% interest in the RIDEA II JV and four life science properties that are held for sale and the disposition of our U.K. holdings.



In thousands, except per month data

REVPOR SHOP

	Three Months Ended				
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
REVPOR SHOP					
Rental and operating revenues	$ 140,228	$ 125,416	$ 126,040	$ 133,789	$ 144,670
Adjustments to Rental and Operating Revenues	10	111	239	(1,071)	(2,352)
Cash rental and operating revenues	$ 140,238	$ 125,527	$ 126,279	$ 132,718	$ 142,318
Other adjustments to REVPOR SHOP[1]	(15,498)	(1,953)	(3,594)	(10,801)	(2,527)
REVPOR SHOP revenues	$ 124,740	$ 123,574	$ 122,685	$ 121,917	$ 139,791
Average occupied units/month	10,429	10,301	10,244	10,216	11,452
REVPOR SHOP per month[2]	$ 3,987	$ 3,999	$ 3,992	$ 3,978	$ 4,069
SPP REVPOR SHOP					
REVPOR SHOP revenues	$ 124,740	$ 123,574	$ 122,685	$ 121,917	$ 139,791
Change in reporting structure[3]	—	(812)	(835)	(926)	(15,196)
Other non-SHOP SPP cash rental and operating revenues	(15,933)	(15,389)	(15,359)	(14,426)	(16,277)
SPP REVPOR SHOP revenues	$ 108,807	$ 107,373	$ 106,491	$ 106,565	$ 108,318
SPP average occupied units/month	9,128	8,970	8,919	8,977	8,923
SPP REVPOR SHOP per month[2]	$ 3,974	$ 3,990	$ 3,980	$ 3,957	$ 4,047

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(1) Includes revenue for newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, assets in redevelopment, and assets that experienced a casualty event that significantly impacted operations.

(2) Represents the current quarter REVPOR divided by a factor of three.

(3) Represents revenues for assets that transitioned from senior housing triple-net to SHOP during the year-over-year comparison period.

